IN8BIO, INC.

350 5th Avenue, Suite 5330

New York, New York 10118

August 8, 2022

VIA EDGAR

Securities and Exchange Commission

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Abby Adams

Re:	IN8bio, Inc.

Draft Registration Statement on Form S-1 (CIK No. 0001740279)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, IN8bio, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Draft Registration Statement on Form S-1 (as amended through the effective date thereof, the “Registration Statement”) and declare the Registration Statement effective as of 5:15 p.m. Eastern time, on August 10, 2022, or as soon thereafter as possible, or at such other time as its legal counsel, Cooley LLP, may request by telephone to the Staff.

Once the Registration Statement has been declared effective, please confirm that event with Jaime L. Chase of Cooley LLP by phone at (202) 728-7096 or by e-mail at jchase@cooley.com.

Under separate cover, you will receive today a letter from the managing underwriter for the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

[Signature page follows]

Very truly yours,

IN8bio, Inc.

/s/ William Ho
By:	William Ho
Title:	President and Chief Executive Officer

[Signature Page to Acceleration Request]